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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

QUINTILES TRANSNATIONAL CORP.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

748767-10-0

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 748767-10-0

1.	Name of Reporting Person: Dennis B. Gillings, Ph.D.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 6,941,551*

		6.	Shared Voting Power: 526,821*

		7.	Sole Dispositive Power: 6,780,032*

		8.	Shared Dispositive Power: 688,340*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,468,372*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.29%**

12.	Type of Reporting Person: IN

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13G

     The Statement of Schedule 13G of Dennis B. Gillings, Ph.D. relating to shares of Common Stock, $.01 par value per share, of Quintiles Transnational Corp. is hereby amended and restated as set forth below.

Item 1.
	(a)	Name of Issuer:
Quintiles Transnational Corp.
	(b)	Address of Issuer's Principal Executive Offices:
4709 Creekstone Drive, Suite 200 Durham, NC 27703

Item 2.
	(a)	Name of Person Filing:
Dennis B. Gillings, Ph.D.
	(b)	Address of Principal Business Office or, if none, Residence:
4709 Creekstone Drive Suite 200 Durham, North Carolina 27703
	(c)	Citizenship:
United States
	(d)	Title of Class of Securities:
Common stock, par value $0.01 per share
	(e)	CUSIP Number:
748767-10-0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
7,468,372(1)(2)
(b) Percent of class:
6.29%(3)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
6,941,551(1)
(ii) Shared power to vote or to direct the vote:
526,821(2)
(iii) Sole power to dispose or to direct the disposition of:
6,780,032(1)
(iv) Shared power to dispose or to direct the disposition of:
688,340(2)

(1) Includes 1,030,648 shares which Dr. Gillings has the right to acquire within 60 days from December 31, 2002 pursuant to the exercise of stock options.

(2) Dr. Gillings disclaims beneficial ownership of 13,343 shares held by his daughter and 259,278 shares held by his wife and disclaims beneficial ownership of 240,000 shares held by the Gillings Family Limited Partnership, and 14,200 shares held by the GFEF Limited Partnership, except to the extent of his interest therein.

(3) Based on 117,706,316 shares outstanding as of September 30, 2002, as provided by the Issuer on its Form 10-Q filed on November 14, 2002, as adjusted to include the number of shares underlying options exercisable by Dr. Gillings within 60 days of December 31, 2002.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

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13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2003

By:	/s/ Dennis B. Gillings
Name:	Dennis B. Gillings, Ph.D.
Title:

Footnotes:

* See Item 4 attached.

** Based on 117,706,316 shares outstanding as of September 30,2002, as provided by the issuer on its Form 10-Q filed on November 14, 2002, as adjusted to include the number of shares underlying options exercisable by Dr. Gillings within 60 days of December 31, 2002

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